UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Acxiom Holdings, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	83-1269307
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

301 E. Dave Ward Dr.

Conway, AR 72032

(Address of principal executive offices including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.10 per share	New York Stock Exchange

* - Effective upon the closing of the AMS Sale, as defined in the registrant’s Current Report on Form 8-K of September 21, 2018, the registrant’s name will be changed to LiveRamp Holdings, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the regulation of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

001-38669 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

This registration statement on Form 8-A is filed in connection with the Registrant’s transfer of its listing from the Nasdaq Global Select Market to the New York Stock Exchange.

Item 1.	Description of Registrant’s Securities to be Registered

The following information describes our common stock, as well as certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and amended and restated bylaws, which have been filed with the SEC.

General

Our authorized capital stock consists of 200,000,000 shares of common stock with a $0.10 par value per share, and 1,000,000 shares of preferred stock with a $1.00 par value per share, all of which shares of preferred stock are undesignated. As of September 27, 2018, there were 77,689,983 shares of common stock issued and outstanding, held of record by 1,639 stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock. We derived the number of stockholders by reviewing the listing of outstanding common stock recorded by our transfer agent as of September 27, 2018.

The following is a summary of the material provisions of the common stock and preferred stock provided for in our amended and restated certificate of incorporation and amended and restated bylaws. For additional detail about our capital stock, please refer to our amended and restated certificate of incorporation and amended and restated bylaws, each as amended.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Beginning October 2, 2018, our common stock is expected to be listed on the New York Stock Exchange under the symbol “RAMP.” The transfer agent and registrar for the common stock is Computershare Investor Services. Its address is 7557 Rambler Road, Suite 800A, Dallas, TX 75231, and its telephone number is (979) 691-6033.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series. The board is able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. We have no present plan to issue any shares of preferred stock.

The issuance of preferred stock would affect, and could adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

Those provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Fair Price Provision

In addition to the approval requirements of business combinations under Delaware law, which may have the effect of deterring hostile takeovers or delaying changes in control or our management, our certificate of incorporation includes what is typically referred to as a “fair price provision.” Generally, this provision of our certificate of incorporation provides that a business combination requires approval by the affirmative vote of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote, unless (a) the business combination is approved by a majority of the disinterested directors or (b) certain specified minimum price criteria and procedural requirements that are intended to assure an adequate and fair price under the circumstances are satisfied. For purposes of our certificate of incorporation, a business combination is defined to include any of the following:

•

any merger or consolidation of our company or any majority-owned subsidiary with (a) any interested stockholder or (b) any other person (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of our company or of any majority-owned subsidiary which have an aggregate fair market value of $10 million or more;

•

the issuance or transfer by us or by any majority-owned subsidiary (in one transaction or series of transactions) of any of our securities or the securities of any majority-owned subsidiary to an interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of our company proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder; or

•

the adoption of any plan of share exchange between our company or any majority-owned subsidiary with any interested stockholder or any other person which is, or after such share exchange would be, an affiliate of any interested stockholder; or

•

any reclassification of securities (including any reverse stock split) or recapitalization of our company or any merger or consolidation of our company with any of our majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our or any majority-owned subsidiary’s equity securities that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

Under our certificate of incorporation, an interested stockholder essentially includes any person who is the beneficial owner of 5% or more of our voting capital stock or is an affiliate of ours and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 5% or more of our voting capital stock. A disinterested director basically refers to a director that is not affiliated with the interested stockholder and was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.

Supermajority Stockholder Approval of Extraordinary Transactions

Our certificate of incorporation also provides that any merger or consolidation of our company with any other person, any sale, lease, exchange, mortgage, pledge, transfer or other disposition by us of our property or assets, and any dissolution or liquidation or revocation thereof that Delaware law requires be approved by the holders of common stock must be approved by the affirmative vote of at least two-thirds of the holders of our common stock.

Directors—Classified Board, Vacancies, Nominations by Stockholders and Removal for Cause

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for a classified board consisting of three classes of directors with each class elected for a term of three years. The number of directors in each class may be fixed or changed from time to time by the affirmative vote of the majority of directors then in office. If the number of directors is changed, any increase or decrease will be apportioned among the classes as nearly as possible and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term coinciding with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in a class (including vacancies filled by removal, resignation, death or disqualification of any director) may be filled by the affirmative vote of the majority of the remaining directors and any such successor shall have the same remaining term as his or her predecessor.

Our amended and restated bylaws provide that candidates for directors may be nominated only by the board of directors or by a stockholder who gives written notice to us in accordance with our amended and restated bylaws. For a stockholder to nominate a candidate for election to the board of directors at an annual meeting of stockholders, a stockholder must give written notice not less than 60 days prior to the first anniversary of the last annual meeting of stockholders. For a stockholder to nominate a candidate for election to the board of directors at a special meeting of stockholders, a stockholder must give written notice no later than the tenth day following the date on which public announcement is first made of the date of the special meeting.

No director may be removed from office by an action of stockholders other than for cause. Our certificate of incorporation defines “cause” to mean final conviction of a felony, unsound mind, adjudication of bankruptcy, nonacceptance of office, or conduct prejudicial to the interest of our company.

Rights Agreement

Effective November 17, 2016, we entered into a rights agreement (the “Rights Agreement”) with certain employee shareholders, defined as “Holders” in the agreement and identified under the heading “Selling Stockholders” on page 12 of our filing with the Securities and Exchange Commission on Form S-3 of January 20, 2017 (Registration No. 333-215626). Under the Rights Agreement, we have undertaken to provide certain securities registration requirements on behalf of and ongoing reporting requirements to the Holders. The agreement terminates upon the earlier of (i) such date on which all shares of Registrable Securities (as defined in the Rights Agreement) held or entitled to be held upon conversion by a Holder may immediately be sold under Rule 144 under the Securities Act during any ninety day period and (ii) November 17, 2019.

Item 2.	Exhibits

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are to be registered on the New York Stock Exchange and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 1, 2018	ACXIOM HOLDINGS, INC.

	By:	/s/ Jerry C. Jones
Jerry C. Jones Chief Ethics and Legal Officer, Executive Vice President and Assistant Secretary